

December 2, 2014

Via E-mail
Neal Allen
President and Chief Executive Officer
Dominovas Energy Corporation
1395 Chattahoochee Avenue
Atlanta, GA 30318

> **Re:**   **Dominovas Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed November 4, 2014**
> **File No. 333-199826**

Dear Mr. Allen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In view of the number of shares being registered for resale by Kodiak Capital Group, LLC, it appears that the resale of these shares constitutes a primary offering that can only proceed on an at-the-market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. If this is not the case, you should amend or withdraw the registration statement, as may be applicable.

Prospectus cover page

2.   We note the reference on the cover page of the prospectus to "selling stockholders" (plural). There appears to be only one selling stockholder, Kodiak Capital Group, LLC. Please revise accordingly.

Directors, Officers, Promoters, and Control Persons, page 18

3.   Please revise the biographies to include all of the information required by Item 401 of Regulation S-K.

Description of Business, page 23

4.   If you purchase your modules from Delphi pursuant to a contract, file that document as an exhibit to the registration statement.

Investment in Pro Eco Energy, page 27

5.   Address any affiliation between you and Pro Eco Energy.

Financial Statements

General

6.   Please insert a financial statement index immediately before the financial statements that appear in your filing, indicating the entities and periods for which financial statements are provided and the corresponding page numbers.

7.   We note disclosure on page 3 indicating your inception date was February 2, 2005, disclosure on page 32 specifying October 4, 2013 as the date of inception, and disclosure in your Form 10-K for the year ended August 31, 2013 reflecting an inception date of October 16, 2003. Please revise as necessary to reflect your actual date of inception and to ensure consistency throughout your filing.

8.   Tell us why you have not included pro forma financial statements reflecting your various acquisitions to comply with Rule 8-05 of Regulation S-X.

Dominovas Energy Corporation, page F-1

9.   We note that you have included unaudited financial statements for the quarters and nine-month interim periods ended May 31, 2014 and 2013. Under Rule 8-02 of Regulation S-X, you are required to also include audited financial statements for each of the most recently completed two fiscal years. Similarly, you will need to include management's discussion and analysis of financial condition and results of operations related to your annual financial statements to comply with Item 11(h) of Form S-1 and Item 303 of Regulation S-K.

10.   Please update your financial statements and all related disclosure in the filing to comply with Item 11(e) of Form S-1 and Rule 8-08 of Regulation S-X.

Note 3 - Interest in Pro Eco Energy, page F-4

11.   We note that you acquired a 41% interest in Pro Eco Energy Ltd. on November 29, 2013, which appears to have been valued at $198,788, representing 85% of total assets of $233,225 at November 30, 2013, and a significant increase to total assets of $3,156 at August 31, 2013. The investment appears to account for 58% of your total assets as of May 31, 2014.

        Please disclose your accounting policy for this investment. Also quantify any difference between the amount at which the investment is carried and the amount of underlying equity in net assets of the investee, and the accounting treatment of the difference to comply with FASB ASC 323-10-50-3. Also disclose sales, gross profit, net income or loss from continuing operations, and net income of the investee to comply with Rule 8-03(b)(3) of Regulation S-X.

        Given the significance of the investment, we would like to understand why you did not file financial statements of this entity to comply with Item 9.01 of Form 8-K and Rule 8-04 of Regulation S-X, and similarly, why you would not need to include financial statements of this entity in your registration statement to comply with Item 11(e) of Form S-1. Please submit the analyses that you performed, based on the guidance in Rule 8-04(b) of Regulation S-X.

        You should also evaluate the importance of the underlying operations to your investors, as it may pertain to your periodic reporting obligations, and explain to us how you view the materiality of this investment.

Dominovas Technologies LLC, page F-7

12.   We note that you include the audited financials statements of your recently acquired entity, Dominovas Technologies LLC, for the fiscal years ended August 31, 2013 and 2012. Given the acquisition date of February 20, 2014, you should also include interim financial statements for the quarters ended November 30, 2013 and 2012, to comply with Rule 8-04(c)(1) of Regulation S-X.

Form 10-K for the Fiscal Year ended August 31, 2013

13.   We note that you are delinquent in filing your annual report for the fiscal year ended August 31, 2014. Please comply with your reporting obligations under Rule 13a-1 of Regulation 13A. Please ensure that the accounting and disclosures in your periodic reports conform where appropriate to the comments above.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director